Exhibit 5


                               TERM SHEET LETTER




Mr. Robert A. Alter
Chief Executive Officer
Sunstone Hotel Properties, Inc.
903 Calle Amanecer
San Clemente, CA 92673-6212

The following outlines the general terms and conditions under which Westbrook Fund III Acquisitions, L.L.C. and/or its affiliates ("Westbrook") may consider forming a venture with you ("Alter") and key management personnel of Sunstone Hotel Properties, Inc. (the "Lessee") for the acquisition of the following: (i) 100% (with the exception of the shares or OP units owned by Alter and certain other persons -- see below) of the outstanding common/preferred stock of Sunstone Hotel Investors, Inc. ("Sunstone") and operating partnership interests ("OP Units") in Sunstone Hotel Investors, L.P. ("Sunstone OP"); (ii) certain equity interests in the Lessee; and (iii) 100% of the assets of Sunstone Hotel Management, Inc. (the "Management Company"). The acquisition of the foregoing is referred to as the "Transaction." Pursuant to the Transaction, holders of OP Units in Sunstone OP (other than Alter and certain key management of the Lessee participating in the Venture) may be granted the right to receive consideration (i.e. redeemable perpetual preferred units) that would not result in the immediate recapture of any of their deferred tax liability.

1. Transaction Structure: Westbrook and Alter (each referred to herein as a "Member") would form a Delaware limited liability company (the "Venture"), or alternative ownership vehicle with similar economic characteristics, in which Westbrook, subject to the limitations set forth in paragraphs 4 and 9, would act as managing member. All net cash flow from the Venture would be distributed to the Members as described below. The Venture would focus on the ownership, acquisition, management, and repositioning of primarily full service hotels located throughout the United States.

2.   Transaction Capitalization:  Alter would contribute the following to the
     Venture: (i) his interest in Sunstone and Sunstone OP, (ii) his shares of Sunstone, (iii) 49% of the stock of the Lessee and rights to all distributions and dividends and to the proceeds from any sale of the remaining 51% of the stock of the Lessee, and (iv) would cause the Management Company to contribute its assets to the LLC. Alter would receive (a) $3.0 million in cash, (b) a capital account in the LLC equal to (x) $10.5 million plus (y) 460,352 (representing the aggregate number of Sunstone shares and OP Units owned by Alter) multiplied by the price paid per share of Sunstone common stock in the merger and (c) the
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     profits interest in the Venture as described in paragraph 3 below.  (The amount set forth in clauses (x) and (y) above shall mean, collectively, the "Alter Capital Amount.") The Venture would have the right to buy Alter's 51% of the shares of the Lessee upon certain agreed upon terms and conditions. The Lessee's Board would include a representative of Westbrook, all significant actions of the Lessee would require Board approval and all Board action would require the unanimous approval of all Board members. Prior to closing, all franchisers would issue a comfort letter permitting Venture to acquire Alter's shares in the Lessee under the specified circumstances permitting such acquisition. Alter and any individual investors in the Venture would hold their interests in the Venture indirectly through S corporations or other entities reasonably agreed to by the parties. In connection with the Transaction and subject to the receipt of customary representations, warranties and indemnities, the Venture would assume all disclosed liabilities of the Lessee and Management Company as set forth on the balance sheets of the Lessee and Management Company as well as the obligation to pay $2.25 million to certain employees of the Lessee (as described below) and provided that between January 1, 1999 and the closing of the Transaction only customary dividends shall be paid by the Lessee and Management Company to its stockholders (not to exceed
     $500,000 in the aggregate). Westbrook or its co-investors would contribute to the Venture the balance of the additional equity capital necessary to complete the Transaction (the "Westbrook Capital Amount"). For his 20% interest in the Lessee, Charles L. Biederman ("Biederman") would receive $1.75 million in cash and a portion of the profits interest in the Venture that is described in paragraph 3 below. In addition, at the closing of the Transaction, Biederman and certain other employees of the Lessee would receive from the Lessee $2.25 million in cash in respect of certain services provided to the Lessee. The terms and conditions of the Transaction as well as the Venture's capital structure (including the initial debt parameters and debt/equity ratio), and any changes thereto prior to the consummation of the Transaction, requires approval by both Alter and Westbrook.

3. Distributions: All distributions by the Venture would be made as follows:

     (a) First, to Westbrook and Alter, pro rata (based on the Westbrook Capital Amount and the Alter Capital Amount), until Westbrook and Alter receive a return of the Westbrook Capital Amount and Alter Capital Amount with a 15% IRR;

     (b)  Second, to Alter until Alter receives an additional $17.5 million;
          and



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     (c)  Thereafter, (i) 11.5% to Alter and (ii) the remainder to Westbrook and Alter, pro rata (calculated based on the Westbrook Capital Amount and the Alter Capital Amount plus the amount distributed to Alter in clause (b) above).

4. Control: An Executive Committee would be established to make all major decisions of the Venture by majority vote (except as provided in this letter), including asset sales, financings, capital expenditures and annual budget approval. The Executive Committee would consist of members appointed by Alter and members appointed by Westbrook (provided that Westbrook would have the right to appoint all of the members of the Executive Committee if Alter is terminated for cause or ceases to hold an equity interest in the Venture); a majority of which will be appointed by Westbrook. The principal place of business of the Venture would be located at Sunstone's current principal place of business.

5. Distributions: Except to the extent necessary to fund required expenses or specified reserves as reasonably determined in good faith by the Executive Committee (such expenses and reserves may include amounts attributable to required, but not discretionary, debt payments, but may not include amounts attributable to new acquisitions or major expansions of existing hotels) and subject to any limitations imposed by the Venture's lenders, all cash flow from the Venture and the Lessee will be distributed to its members in accordance with paragraph 3. All net cash flow from operations would be distributed by the Venture on a quarterly basis.

6. Alter Employment Arrangements: Alter would act as Chief Executive Officer of the Venture and would receive annual compensation of $500,000 (subject to annual increases based on the increase in CPI, but not less than 4% per annum) pursuant to a five-year employment agreement, plus a discretionary bonus as (and to the extent) approved by Westbrook. The employment agreement would provide that if Alter's employment is terminated by the Venture other than for "cause" or is terminated by Alter with "good reason," Alter would be entitled to receive a severance payment, subject to any limitations imposed by Section 280G of the Internal Revenue Code, equal to the product of (x) the sum of Alter's then annual base salary and the amount of Alter's bonus for the preceding year and (y) the lesser of (1) 2.99 or (2) a fraction, the numerator of which is the number of days remaining during the term of the agreement and the denominator of which is 365 (provided that such fraction shall not be less than 1). Such severance payment shall be payable in accordance with the Venture's customary payroll practices over the remaining term of the contract (but not in excess of 2 years). For purposes of the agreement "cause" would mean (i) Alter's willful and intentional failure or refusal to perform or observe a material portion of his material duties, responsibilities or obligations set forth in his employment agreement or his negligence (after notice of default and

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     opportunity to cure), for reasons other than illness or incapacity
     (provided that any such failure, refusal or negligence would not be deemed "cause" unless (a) such failure, refusal or negligence results in actual (but not consequential) damage to the Venture in excess of $1.0 million (combined with all other such uncured failures, refusals or occurrences of negligence), and Alter fails to contribute an amount to the Venture necessary to reduce such damage amount to below $1.0 million, and (b) such failure, refusal or negligence does not relate to the general, over-all marketing or operating strategies of the Venture that are implemented or supervised by Alter or any actions taken or omitted with the knowledge of or at the direction of the Executive Committee; (ii) any willful and intentional act of Alter involving malfeasance, fraud, theft, misappropriation of funds, embezzlement or dishonesty affecting the Venture; or (iii) Alter's conviction of, or plea of guilty or nolo contendere to, an offense which is a felony in the jurisdiction involved. The defense of any litigation relating to whether Alter may properly be removed for cause pursuant to clause (i) shall be funded by the Venture but shall be subject to reimbursement if Alter is not the prevailing party. For purposes of this letter, the term "good reason" would mean (i) the assignment to Alter of duties materially inconsistent with Alter's position as CEO of the Venture or any significant diminution in Alter's duties and responsibilities; (ii) the change in the location of the Venture's executive offices or of Alter's place of employment to a location that is greater than a 35 mile radius from Sunstone's existing executive offices; (iii) a material breach of the employment agreement by the Venture or (iv) a change in control of the Venture (other than an IPO or other public offering), unless prior to or in connection with the change in control event Alter received from the Venture an amount of cash equal to the Alter Capital Amount plus the amount set forth in paragraph 3(b) (whether pursuant to paragraph 3 or otherwise). In the event of Alter's death, disability, termination by the Venture without cause or termination by Alter with good reason or the Venture's failure to tender to Alter a New Employment Agreement (as defined below), Alter would have the right to put to the Venture his interest in the Venture at a buy-out price equal to the then fair market value of Alter's interest in the Venture (determined by three-party appraisal and assuming the hypothetical sale of the Venture's assets at fair market value and a liquidation of the Venture using the priorities for capital proceeds (the "Put Right Price"). If during the initial term of his employment agreement Alter is discharged for cause or resigns without good reason, Alter would forfeit 86.9% of the amount payable to Alter pursuant to clause (i) of paragraph 3(c) (the "Promote"). If after the expiration of the initial term of Alter's employment agreement Alter is not tendered a new employment agreement (on the same terms and conditions as his initial 5-year employment agreement except that the base salary shall be his most recent base salary) (the "New Employment Agreement") the Promote shall no longer be

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     subject to forfeiture.  If following the expiration of the initial term of Alter's employment agreement, Alter and the Venture enter into a New Employment Agreement which is subsequently terminated by the Venture for cause or by Alter without good reason, a portion of the Promote shall be forfeited in accordance with the following schedule: during year 1 - 50%; during year 2 - 40%; during year 3 - 30%; during year 4 - 20%; during year 5 - 10%. If after the expiration of initial term of Alter's employment agreement, Alter is tendered a New Employment Agreement that is not signed by him, Alter shall forfeit the Promote. If Alter's employment agreement is terminated for any reason, Alter shall not compete with the Venture for a period of one year following the termination of his employment. The Venture would accrue $500,000 per quarter (that would be cumulative and would compound at a rate of 12%) that would be paid annually as a bonus to Alter (and other members of senior management designated by Alter in his sole and absolute discretion) out of available cash after Westbrook has received a 12% compounded quarterly return on the Westbrook Capital Amount (the "Bonus Payment"). The Executive Committee shall have the right to reduce pro rata Bonus Payment accruals as Alter receives payments pursuant to paragraph 3(b) and shall not otherwise reduce the payments.

7. Limited Call Rights: If Alter is no longer employed at the Venture, Westbrook would receive a call on Alter's interest in the Venture at the Put Right Price after giving effect to any forfeiture of the Promote described above.

8. Required Liquidation: Subject to a right of first offer in favor of the other party, from and after the date that is 10 years after the Venture's formation, either Alter or Westbrook may require a sale of all the Venture's assets or a sale of all the interests in the Venture.

9. Major Decisions: The following would require Alter's approval: (i) transactions between the Venture and affiliates of Westbrook that are not on market terms, (ii) except for any transferee permitted by paragraph 16, admission of a new member, (iii) the amendment of the Venture operating agreement, (iv) in-kind distributions to members, (v) retention of cash flow in excess of the amounts necessary to fund required expenses or specified reserves reasonably determined in good faith by the Executive Committee (such expenses and reserves may include amounts attributable to required, but not discretionary, debt payments, but may not include amounts attributable to new acquisitions or major expansions of existing hotels), and (vi) except as set forth in paragraph 11, additional capital calls.

10. Budget; Reporting Requirements: Alter would prepare (or cause to be prepared by the Venture's accountants, who shall be a "Big 5" accounting firm selected by the members), in accordance with reasonable standards

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     that would be supplied by Westbrook, and deliver to Westbrook, at
     Venture expense, (i) quarterly unaudited, and annual audited, financial statements of the Venture and (ii) a quarterly and annual budget for the Venture's general operations. Alter would be required to operate the Venture within 105% of the over-all budget approved by the Executive Committee and within 110% of each line-item category within each such approved budget, including any contingency percentages in the budget.

11. Additional Capital: If additional capital is required by the Venture to fund "necessary expenses," then either Westbrook or Alter can notify the other of the amount of additional capital then required (a "Capital Requirement") and Westbrook and Alter would contribute, pro rata in accordance with their interest in the Venture, such Capital Requirement. Such contributions would have first priority on operating cash flow and capital proceeds distributions, pro rata to Westbrook and Alter, until
     such amounts are returned with a 15% IRR.    If any party fails to
     contribute his or its pro rata share of any Capital Requirement, the entire Capital Requirement shall be loaned to the Venture by the other party at a rate of 15% per annum compounded quarterly and such loan amount shall be taken into account in calculating the distributions to the party making such loan, pursuant to paragraph 3(c)(ii).

12. Rights of First Offer: During the first 4 years of the Venture, Westbrook would not permit the Venture to sell any Venture management company equity or assets on a stand-alone basis (i.e., without any hotel assets of the Venture) without first granting to Alter a right of first offer to acquire such equity interests or assets. After the first 4 years of the Venture, Alter would have a right of first offer to acquire any Venture management company assets or equity that is sold on a stand-alone basis but only if (i) the proceeds that would be distributed to Westbrook as a result of such sale, (ii) all distributions made by the Venture to Westbrook prior to such date, plus (iii) the proceeds that would be distributed to Westbrook if all of the assets of the Venture would be liquidated at appraised fair market value (such liquidation value to be determined by three-party appraisal), would, in the aggregate, result in at least a 17.5% IRR to Westbrook (including the return of the Westbrook Capital Amount).

13. Sale of Assets: During the first 18 months of the Venture, Westbrook would not sell or otherwise dispose of properties owned by the Venture which, in the aggregate, include more than 30% of the aggregate number of guest rooms in the Venture's portfolio unless the aggregate sale price for all such properties exceeds the Venture's aggregate basis in such properties. In addition, during the first 18 months of the Venture, Westbrook will not liquidate the Venture or sell all or substantially all of its assets unless such liquidation or sale results


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     in proceeds that are sufficient to distribute to Alter, in addition to the Bonus Payment, the full amount pursuant to paragraph 3(b).

14. Offices; Key Employees: The Venture will maintain and pay for suitable offices for Alter, the Venture's key employees and its servicing staff, subject to a budget approved by the Executive Committee. The Venture would compensate its key employees in accordance with the compensation parameters agreed to by Alter and Westbrook. In addition to such amounts, Alter would have the right to grant to key employees such portion of the Promote as Alter desires (but not less than 33%), subject to an automatic transfer of such Promote to the Venture, to be reallocated by Alter to other key employees, if any such employee is terminated for cause or voluntarily resigns, all as Alter may determine.

15. Tax Matters: Subject to standard minimum gain chargeback and qualified income offset language under the IRC Section 704(b) safe harbors, taxable income and loss would be allocated so as to cause the capital accounts of Westbrook and Alter to equal the amounts they would be entitled to under the priorities set forth under "Distributions" above (assuming a sale of Venture assets at their then adjusted tax basis). Westbrook would be the "tax matters partner" of the Venture , subject to Alter's reasonable approval of tax filings and IRS settlements. The Venture's accountants will prepare the tax returns. The members would agree to appropriate language for purposes of satisfying "fractions rule," ERISA and "plan assets" requirements resulting from Westbrook having tax-exempt investors. Subject to any limitations imposed by the Venture's lenders, the Venture would make tax loans to Alter to the extent Alter's cumulative tax liability exceeds Alter's cumulative distributions (several liability of other members of management who borrow). Tax depreciation will be allocated pro rata to Alter and Westbrook in accordance with the Alter Capital Amount and the Westbrook Capital Amount.

16. Transfer of Interests: No member of the Venture would be permitted to pledge, hypothecate or otherwise transfer its interests in the Venture, except that any member would be permitted to: (i) transfer its interest in the Venture if certain (to-be-specified) principals of, respectively, Westbrook or Alter (a) control the transferee as to all operating and major decisions and (b) also have at least a 50% direct or indirect economic interest in the transferee, (ii) pledge or hypothecate its right to receive distributions from the Venture, provided that the pledgee has no voting or other control rights with respect to the Venture, or (iii) transfer its interest by operation of law, including death or bankruptcy. Except as set forth below, if the Venture is formed and Westbrook thereafter sells any portion of its interest in the Venture Alter would also have the right to tag along in such sale upon the same terms and conditions as those offered to Westbrook. Notwithstanding the foregoing, Westbrook shall have the right to sell

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     less than a 50% of its interest in the Venture (but in no event control rights) during the first year of the Venture, free and clear of any tag along rights in favor of Alter, provided that Westbrook's only profit in such sale is represented by a promote interest in the Venture. Any tag along rights in favor of Alter shall be subject to drag along rights in favor of Westbrook except that no drag along shall be permitted for a period of 18 months unless in connection with any drag along of Alter he receives an amount equal to the sum of (x) the Alter Capital Amount,
     (y) the accrued but unpaid Bonus Payment and (z) $17.5 million.

17. Indemnification: The Venture would indemnify each member, and their respective officers, against all losses incurred in connection with operating the Venture, unless such loss resulted from such member (or such officer) committing fraud, gross negligence, and willful misconduct resulting in a material breach of the Venture's operating agreement that is not cured within the time period provided therein for such cure.

18.  Exclusivity:   Upon execution of this letter and until the earlier of
     (i) 6 months after the date hereof and (ii) 30 days after the date upon which Sunstone's board of directors definitively rejects the Venture's final proposal regarding the Transaction (unless in the case of (i) or (ii) the process implemented by Sunstone's Board relating to the Transaction is continuing and Westbrook in good faith is continuing to pursue the Transaction in accordance with the terms of such process), neither Westbrook nor Alter (in their respective individual capacities and not in any capacity they have at Sunstone) will engage in discussions or enter into agreements or understandings with any person or group, including Sunstone, concerning a business combination involving, or the acquisition of a material portion of the assets or equity of, Sunstone, or the Sunstone OP, the Lessee or the Management Company, other than the other of them concerning the transactions contemplated by this letter (provided, however, that the foregoing shall not prohibit (x) Westbrook from discussing or entering into agreements or understandings regarding the proposed Transaction with its internal or co-investors, subject to their respective agreement to comply with the confidentiality and other provisions set forth herein or (y) Alter from selling his interest in the Lessee and Management Company (or their assets) in any transaction contemplated by paragraph 19 (or any derivative or modification thereof approved by Sunstone's Board in connection with the proposed Transaction).

19. Tag Along/Drag Along: The proposal to Sunstone will provide that upon the execution of a definitive agreement between Sunstone and the Venture regarding the Transaction, any alternative transaction involving Sunstone will (unless otherwise approved by Alter) provide the Lessee and the Management Company with a right to tag along with Sunstone in any such alternative transaction at a purchase price of $35 million in

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     cash.  In addition, Sunstone will have a right in any such alternative transaction to drag along the Lessee and the Management Company in such transaction at a purchase price of $35 million in cash.

20. Confidentiality: Except as otherwise required by law or in paragraph 21 below or as may be disclosed by the parties in any Schedule 13D filing, the terms of the Transaction and this letter will be kept strictly confidential by both parties regarding persons other than their attorneys and accountants (under duties of confidentiality) unless both of Alter and Westbrook release or consent to the release of any such information.

21. Submission to Sunstone Board: Westbrook and Alter will reasonably cooperate in determining the manner of proposing (jointly) the terms and conditions of the Transaction to the Sunstone Board of Directors for its approval (including, without limitation, a break-up fee of 3% of the total transaction value, (i.e., total amount that would be paid to Sunstone's shareholders plus all debt to be assumed or refinanced plus all transaction fees and expenses), and would make such proposal to the Sunstone board as soon as is reasonably practicable after the execution of this Term Sheet.

22. Good Faith Negotiation; Costs: Each of Westbrook and Alter hereby agree to use good faith and reasonable efforts to draft, negotiate and enter into an operating agreement with respect to the Venture on or before April 30, 1999. The Venture Agreement will be drafted by Simpson Thacher & Bartlett. All costs incurred by Westbrook, Alter and their respective affiliates in negotiating and preparing this term sheet (including all attorneys' fees and costs relating thereto), and all other documentation relating thereto, would be borne by the Venture; provided, however if the Venture is not formed, all of such costs would be paid by the party that incurred such costs. Any break-up fee or similar payment payable to the Venture will first be used to pay the expenses incurred by each member and the Venture in connection with the Transaction and, thereafter, distributed pro rata to the members (provided, if Alter participates in an alternative transaction involving Sunstone pursuant to which the break-up fee is paid and the Management Company or Lessee is sold to any entity not affiliated with Westbrook, 100% of the remaining portion of the break-up fee or similar payment, if any, would be distributed to Westbrook).

23. Governing Law/Attorneys Fees. It is the intent of the parties hereto that all questions with respect to the construction of this letter and the rights and liabilities of the parties hereto would be determined in accordance with the provisions of the laws of the State of New York. In any dispute among the parties hereto concerning this letter agreement, the prevailing party would be entitled to recover from the

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     non-prevailing party the prevailing party's (and its affiliates)
     reasonable attorneys' fees and costs. To the extent permitted by applicable law, the parties hereby waive trial by jury.

Please bear in mind that this letter is intended to summarize the basic terms under which Westbrook and Alter may be prepared to invest with each other in the Transaction and is not a binding commitment between Westbrook and Alter (other than the provisions of Paragraphs 18, 20, 21, 22 and 23 relating to exclusivity, confidentiality, submission to Sunstone's Board, good faith negotiation, the bearing of costs and governing law/attorneys fees, all of which are intended to be binding agreements of Westbrook and Westbrook's parent, Westbrook Real Estate Fund III, L.P. (the "Westbrook Parent"). Upon any material breach of a binding provision of this letter by either Westbrook or Westbrook Parent, on the one hand, or Alter on the other hand, the non-breaching party shall have the right to immediately terminate this letter agreement upon which all further obligations of the parties hereto shall terminate, except that the terminating party's right to pursue all legal remedies in respect of such breach will survive such termination unimpaired. Moreover, this letter does not address all matters upon which agreement must be reached in order for the Transaction to be consummated, and except with respect to the items described in the preceding sentence, creates no rights in favor of any party. A binding commitment between Westbrook and Alter will only exist to the extent it is set forth in a definitive agreement mutually agreed upon by Westbrook and Alter with respect to the Transaction.

             [Signature blocks on the immediately following page]


                 This document has been executed in counterpart originals as of this 5th day of April, 1999, each of which shall be considered an original, but all of which taken together shall constitute one and the same document.



                                                   /s/ Robert A. Alter
                                                   -----------------------
                                                   Robert A. Alter


                                                   WESTBROOK FUND III
                                                     ACQUISITIONS, L.L.C.

                                                   By:  /s/ Jonathan H. Paul
                                                        ---------------------
                                                        Name: Jonathan H. Paul
                                                        Title: Vice President

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